EXHIBIT 12.2
ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS
(Dollar amounts in thousands)
(Unaudited)

	Six Months Ended
	June 30,		Twelve Months Ended December 31,
	2005 (1)	2004 (1)	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)
Earnings from operations	$38,774	$70,028	$122,577	$122,050	$126,934	$105,659	$118,075
Add:
Interest expense	93,826	74,265	160,244	137,449	138,993	71,950	92,353

Earnings as adjusted	$132,600	$144,293	$282,821	$259,499	$265,927	$177,609	$210,428

Combined fixed charges and Preferred Unit distributions:
Interest expense	$93,826	$74,265	$160,244	$137,449	$138,993	$71,950	$92,353
Capitalized interest	17,482	11,347	23,572	26,854	32,377	29,186	37,079

Total fixed charges	111,308	85,612	183,816	164,303	171,370	101,136	129,432

Preferred Unit distributions	2,656	8,906	16,254	26,153	34,309	25,877	25,340

Combined fixed charges and Preferred Unit distributions	$113,964	$94,518	$200,070	$190,456	$205,679	$127,013	$154,772

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.2	1.5	1.4	1.4	1.3	1.4	1.4

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.